As filed with the Securities and Exchange Commission on December 13, 2018

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

PRIORITY INCOME FUND, INC.
(Name of Subject Company (Issuer) AND Filing Person (Offeror))
Common Stock, Par Value $0.01 per share
(Title of Class of Securities)
74272V107 – Class R Common Stock
74272V206 – Class RIA Common Stock
74272V305 – Class I Common Stock
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

M. Grier Eliasek
Chief Executive Officer
Priority Income Fund, Inc.
10 East 40th Street, 42nd Floor
New York, NY 10016
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Steven B. Boehm, Esq.
Cynthia R. Beyea, Esq.
Eversheds Sutherland (US) LLP
700 Sixth Street, NW
Washington, DC 20001
Tel: (202) 383-0100
Fax: (202) 637-3593

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE(1)
$4,228,041.10	$512.44

(1)
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2019, equals $121.20 per million dollars of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
	Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

☐ Check the box if the filing is a final amendment reporting the results of the tender offer.

Item 1.    Summary Term Sheet.
The information set forth in the Offer to Purchase, dated December 13, 2018 (the “Offer to Purchase”), attached hereto as Exhibit 99(a)(1)(A), entitled “Summary Term Sheet” is incorporated herein by reference.
Item 2.    Subject Company Information.
(a) Name and Address. The name of the issuer is Priority Income Fund, Inc., an externally managed, non-diversified, closed-end management investment company incorporated in Maryland (the “Company”), the address of its principal executive office is 10 East 40th Street, 42nd Floor, New York, New York 10016, and the telephone number of its principal executive office is (212) 448-0702.
(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to purchase up to $4,228,041 worth of its issued and outstanding common stock, par value $0.01 per share (the “Shares”), which amount represents the lesser of (i) the number of Shares it can repurchase with the proceeds it received from the sale of Shares under its distribution reinvestment plan during the quarter ended September 30, 2018, and (ii) 5% of the weighted average number of Shares outstanding for the prior calendar year. The number of Shares purchased pursuant to this Offer will be based on the net asset value per Share (“NAV per Share”) as of January 18, 2019. For example, at the Company’s NAV per Share of $13.24 as of October 19, 2018, the Company would purchase 319,338 Shares pursuant to this Offer. The number of Shares purchased pursuant to this Offer will be more or less than 319,338 in the event that the NAV per Share is different as of January 18, 2019. During any calendar year, we will limit the number of shares that we offer to repurchase to 20% of the weighted average number of Shares outstanding during the prior calendar year or 5% in each quarter. The weighted average number of Shares outstanding for the calendar year ended December 31, 2017 was 19,750,136. As of December 6, 2018, there were 26,283,546 Shares issued and outstanding. The purpose of this Offer (as defined below) is to provide stockholders with liquidity because there is otherwise no public market for the Shares. The Offer is made upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is for cash at a price equal to NAV per Share as of January 18, 2019 (the “Purchase Price”). As an example of the Purchase Price, the NAV per Share on October 19, 2018, was $13.24 per Share. The Purchase Price may be higher or lower than this amount.
The information set forth in the Offer to Purchase is incorporated herein by reference.
(c) Trading Market and Price. The Shares are not currently traded on an established trading market.
Item 3.    Identity and Background of Filing Person.
(a) Name and Address. The information set forth under Item 2(a) above and in the Offer to Purchase under Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.
Item 4.    Terms of the Transaction.
(a) Material Terms. The information set forth in the Offer to Purchase under the “Summary Term Sheet”, Section 1 (“Purchase Price; Number of Shares; Expiration Date”), Section 3 (“Certain Conditions of the Offer”), Section 4 (“Procedures for Tendering Shares”), Section 5 (“Withdrawal Rights”), Section 6 (“Payment for Shares”), Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”), Section 10 (“Certain Effects of the Offer”), Section 13 (“Certain United States Federal Income Tax Consequences”) and Section 14 (“Amendments; Extension of the Tender Period; Termination”) is incorporated herein by reference.
(b) Purchases. The information set forth in the Offer to Purchase under Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.
(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Purchase under Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference. Except as set forth therein, the Company does not know of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between the Company, any of its executive officers or directors, any person controlling the Company or any officer or director of any corporation ultimately in control of the Company and any person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).
Item 6.    Purposes of the Transaction and Plans or Proposals.
(a) Purposes. The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Offer; Plans or Proposals of the Company”) is incorporated herein by reference.
(b) Use of Securities Acquired. The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Offer; Plans or Proposals of the Company”) and Section 10 (“Certain Effects of the Offer”) is incorporated herein by reference.
(c) Plans. Except as referred to in the Offer to Purchase under Section 2 (“Purpose of the Offer; Plans or Proposals of the Company”), Section 7 (“Source and Amount of Funds”) and Section 10 (“Certain Effects of the Offer”), each of which is incorporated herein by reference, the Company does not have any present plans or proposals and are not engaged in any negotiations that relate to or would result in:
(i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(ii) other than in connection with transactions in the ordinary course of the Company’s operations and for purposes of funding the Offer, any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
(iii) any material change in the Company’s present dividend rate or policy, or indebtedness or capitalization of the Company;
(iv) any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the Board or to change any material term of the employment contract of any executive officer;
(v) any other material change in the Company’s corporate structure or business, including any plans or proposals to make any changes in the Company’s investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940, as amended (the “1940 Act”);
(vi) any class of equity securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an automated quotations system operated by a national securities association;
(vii) any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act or 1934, as amended (the “Exchange Act”);

(viii) the suspension of the Company’s obligation to file reports pursuant to Section 15(d) of the Exchange Act;
(ix) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or
(x) any changes in the Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.
Item 7.    Source and Amount of Funds or Other Consideration.
(a) Source of Funds. The information set forth in the Offer to Purchase under Section 7 (“Source and Amount of Funds”) is incorporated herein by reference.
(b) Conditions. Not applicable.
(d) Borrowed Funds. Not applicable.
Item 8.    Interest in Securities of the Subject Company.
(a) Securities Ownership. The information set forth in the Offer to Purchase under Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.
(b) Securities Transactions. The information set forth in the Offer to Purchase under Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.
Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.
(a) Solicitations or Recommendations. Not applicable.
Item 10.    Financial Statements.
(a) Financial Information. Not applicable. Financial statements have not been included since the consideration offered to security holders consists solely of cash; the Offer is not subject to any financing condition; and the Company is a public reporting company under Section 13(a) of the Exchange Act and files its reports electronically on the EDGAR system.
(b) Pro Forma Financial Information. Not applicable.
Item 11.    Additional Information.
(a) Agreements, Regulatory Requirements and Legal Proceedings.
(1) The information set forth in the Offer to Purchase under Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.
(2)-(5) Not applicable.
(c) Other Material Information. The entire text of the Offer to Purchase and the related Letter of Transmittal, attached hereto as Exhibit 99(a)(1)(B), are incorporated herein by reference.

Item 12. Exhibits.

EXHIBIT NUMBER	DESCRIPTION
99(a)(1)(A)	Offer to Purchase, dated December 13, 2018.
99(a)(1)(B)	Letter of Transmittal (including Instructions to Letter of Transmittal and Odd Lot Certification Form).
99(a)(1)(C)	Notice of Withdrawal.
99(a)(1)(D)	Letter to Stockholders, dated December 13, 2018.
Item 13. Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 13, 2018

Priority Income Fund, Inc.

By: /s/ M. Grier Eliasek
Name: M. Grier Eliasek
Title: Chairman, Chief Executive Officer and President